CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In March 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002


-------------------------------------------------------------------------------------------------------------------------
Company Name: Companhia Brasileira de Distribuicao - Grupo Pao de Acucar
-------------------------------------------------------------------------------------------------------------------------

  Group and                   (X)                        ( )                  ( )                       ( )
   Related             Board of Directors             Management        Fiscal Council       Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                  Quantity                   %
 Derivatives                   Securities Characteristics
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                            8,993,330,119      14.17%          7.93%
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                            381,085,009        0.76%          0.34%
-------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------- -----------
Securities   / Securities         Intermediary      Operation      Day    Quantity        Price       Volume (R$) (3)
Derivatives    Characteristics
-------------------------------------------------------------------------------------------------------------------------
Shares         Preferred          Stock Option      Buy            26     80,000,000     R$ 22.47   R$ 1,797,600.00
-------------------------------------------------------------------------------------------------------------------------
Shares                                              Total Compra          80,000,000                R$ 1,797,600.00

                                                              Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                   Securities Characteristics                     Quantity                   %
 Derivatives
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                            8,993,330,119      14.17%          7.93%
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                            461,085,009        0.92%          0.41%
-------------------------------------------------------------------------------------------------------------------------




                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002


In March 2004 there were not any operations with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002


-------------------------------------------------------------------------------------------------------------------------
Company Name: Companhia Brasileira de Distribuicao - Grupo Pao de Acucar
-------------------------------------------------------------------------------------------------------------------------
                              (X)
                      Controlling Company
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                  ( )                       ( )
   Related             Board of Directors             Management        Fiscal Council       Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                   Securities Characteristics                     Quantity                   %
 Derivatives
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                            38,334,430,500     60.40%         33.79%
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                           7,493,134,789      14.99%          6.60%
-------------------------------------------------------------------------------------------------------------------------

                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                   Securities Characteristics                     Quantity                   %
 Derivatives
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                            38,334,430,500     60.40%         33.79%
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                           7,493,134,789      14.99%          6.60%
-------------------------------------------------------------------------------------------------------------------------




                                CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002


In March 2004 there were not any operations with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002


-------------------------------------------------------------------------------------------------------------------------
Company Name: Companhia Brasileira de Distribuicao - Grupo Pao de Acucar
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                  ( )                       (X)
   Related             Board of Directors             Management        Fiscal Council       Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                   Securities Characteristics                     Quantity                   %
 Derivatives
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                 163             0%             0%
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                             63,992,753       0.137%         0.060%
-------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                   Securities Characteristics                     Quantity                   %
 Derivatives
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                 163             0%             0%
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                             63,992,753       0.137%         0.060%
-------------------------------------------------------------------------------------------------------------------------



                                                           CONSOLIDATED FORM
                              Management and Related Persons' Negotiation of Securities Issued by the Company
                                                  Article 11 - CVM Instruction # 358/2002


In March 2004 there were not any operations with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002


-------------------------------------------------------------------------------------------------------------------------
Company Name: Pao de Acucar S/A - Industria e Comercio
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        (X)                  ( )                       ( )
   Related             Board of Directors             Management         Fiscal Council       Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                   Securities Characteristics                     Quantity                   %
 Derivatives
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                             57,330,000        0.11%          0.05%
-------------------------------------------------------------------------------------------------------------------------
                                                    Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities /                  Securities Characteristics                     Quantity                   %
 Derivatives
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                             57,330,000        0.11%          0.05%
-------------------------------------------------------------------------------------------------------------------------
Company Name: Pao de Acucar S/A - Industria e Comercio
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        (X)                  ( )                       ( )
   Related             Board of Directors             Management        Fiscal Council       Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/                                                                  Quantity                   %
 Derivatives                   Securities Characteristics

-------------------------------------------------------------------------------------------------------------------------
                                                                                           Same Class and Type   Total
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                             150,853,559          86.92%         86.92%
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               4.101             75.37%         0.002%
-------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities /                  Securities Characteristics                     Quantity                   %
 Derivatives
-------------------------------------------------------------------------------------------------------------------------
                                                                                           Same Class and Type   Total
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                             150,853,559          86.92%         86.92%
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               4,101             75.37%         0.002%
-------------------------------------------------------------------------------------------------------------------------
